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January 11, 2023

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Attention:	Linda Cvrkel
Angela Lumley

Re:	MYT Netherlands Parent B.V.
Form 20-F for the Fiscal Year Ended June 30, 2022
Filed September 15, 2022
CIK No. 0001831907
SEC File No. 001-39880

Ladies and Gentlemen:

This letter relates to the Form 20-F for the fiscal year ended June 30, 2022 (the “Form 20-F”) of MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Form 20-F.

On behalf of the Company we are writing to respond to comments raised in the letter from the Staff to the Company, dated January 6, 2023, relating to the above-referenced Form 20-F.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Form 20-F that address the applicable Staff comment.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Form 20-F for the Fiscal Year Ended June 30, 2022

Item 5. Operating and Financial Review and Prospects

Non-IFRS Measures, page 68

1.	We note that you present certain Non-IFRS measures on page 68 such as Adjusted EBITDA Margin, Adjusted Operating Income Margin, and Adjusted Net Income Margin but do not provide equally prominent disclosure of the most comparable IFRS measure as required by Item 10(e)(1)(i)(A) of Regulation S-K. Please revise to provide equally prominent disclosure of the most comparable IFRS measure for all of the Non-IFRS measures disclosed here and elsewhere in your filing such as in the last paragraph on page 54 where you discuss your Adjusted EBITDA margin and the first paragraph on page 58 where you discuss Adjusted Operating Income but not the most comparable IFRS measures.

Response

In response to the Staff’s comment, the Company notes the following:

We note that the reference to Adjusted EBITDA Margin in the last paragraph of page 54 in the Business Overview section was not preceded by a reference to net margin. In future filings, the Company will present the most directly comparable IFRS financial measure, be it gross profit margin, operating income margin or net income margin prior to any presentation of an adjusted margin, whether in the Operating and Financial Review and Prospects section or otherwise.

We note that the reference to Adjusted Operating Income on page 58 in the Business Highlights section of the Operating and Financial Review and Prospects section was not preceded by a reference to operating income. In future filings, the Company will present operating income as the most directly comparable IFRS financial measure prior to any presentation of Adjusted Operating Income, whether in the Business Highlights section of the Operating and Financial Review and Prospects section or otherwise.

With respect to the presentation of Adjusted EBITDA Margin, Adjusted Operating Income Margin and Adjusted Net Income Margin on page 68 in the Non-IFRS Measures section of the Operating and Financial Review and Prospects section, we note that the preceding section Operating Results and Operating Metrics of the Group on pages 63-67 contains extensive presentation and discussion of the IFRS financial measures of net sales, gross profit, operating income and net income (loss), which precedes the Non-IFRS Measures section beginning on page 68, which contains the corresponding non-IFRS financial measures and the corresponding margin ratios. Each non-IFRS financial measure is fully explained and reconciled on pages 68-71 as required by Item 10(e)(1)(i)(A) of Regulation S-K and consistent with the Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in SEC Release No. 33-10751.

Nevertheless, we note that the table on page 68 of the Form F-20 includes three IFRS financial measures but does not include operating or net income, or their corresponding margins. To give even greater prominence to such IFRS financial measures, in future filings, the Company will present the following IFRS financial measures in the table at the beginning of Non-IFRS Measures section: operating income, operating income margin, net income, net income margin. Had such IFRS financial measures been included in the table on page 68 of the Form 20-F, the disclosure would have appeared as follows:

	Fiscal Year Ended
(in millions)	June 30, 2020	June 30, 2021	June 30, 2022	FY22 vs FY21 Change in % / BPs
Gross Merchandise Value (GMV) (1)	€449.5	€616.1	€747.3	21.3%
Active customer (LTM in thousands) (2)	486	671	781	16.4%
Total orders shipped (LTM in thousands) (2)	1,092	1,505	1,765	17.2%
Average order value (LTM) (2)	600	595	626	5.2%
Net sales	€449.5	€612.1	€689.8	12.7%
Gross profit	€209.9	€287.0	€355.0	23.7%
Gross profit margin	46.7%	46.9%	51.5%	460	BPs
Operating Income	€20.9	€(32.2)	€4.8	(115.0)%
Operating Income margin	4.7%	(5.3)%	0.7%	600	BPs
Net Income	€6.4	€(32.6)	€(7.9)	(75.8)%
Net Income margin	1.0%	(5.0)%	(1.0)%	400	BPs
Adjusted EBITDA(3)	€35.4	€54.9	€66.3	20.7%
Adjusted EBITDA margin(3)	7.9%	9.0%	9.6%	60	BPs
Adjusted Operating Income(3)	€27.5	€46.7	€57.2	22.6%
Adjusted Operating Income margin(3)	6.1%	7.6%	8.3%	70	BPs
Adjusted Net Income(3)	€19.3	€32.1	€44.5	38.6%
Adjusted Net Income margin(3)	4.3%	5.2%	6.5%	130	BPs

MYT Netherlands Parent B.V. Consolidated Financial Statements

Notes to the Consolidated Financial Statements for the period ended 30 June 2022

13. Earnings per Share, page F-26

2.	Please explain why the weighted average ordinary shares outstanding used to compute basic and diluted earnings per share for the fiscal year ended June 30, 2022 of 86.3 million shares exceeds the number of outstanding shares at the beginning and end of this period of 84.5 million and 84.7 million as disclosed in the table on page F-33. Please advise or revise.

Response

In response to the Staff’s comment, the Company notes the following:

The weighted average ordinary shares outstanding used to compute basic and diluted earnings per share for the fiscal year ended June 30, 2022 of 86.3 million shares includes 1.6 million phantom shares granted under the Company’s Restoration Grant which have not yet been converted into American Depository Shares (ADS) as of the end of the period. As described on page F-37, these phantom shares are fully vested and can be converted into an ADS at any time for no further consideration. As the unconverted phantom shares are contingently issuable for no consideration and all conditions related to the Restoration Grant have been satisfied at the grant date, they are “treated as outstanding and included in the calculation of basic earnings per share” in accordance with paragraphs 21(g) and 24 of IAS 33. The inclusion of the unconverted phantom shares in the denominator of the earnings per share calculation had no effect on the reported earnings per share. Nonetheless, in future filings, we will include additional disclosure to clarify why the weighted average shares outstanding used to compute basic earnings per share exceeds the number of outstanding shares.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (214) 978-3095.

Very truly yours,

/s/ Roger W. Bivans

Roger W. Bivans
Partner

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